Monster Offers
                        8937 Quintessa Cove Street
                           Las Vegas, NV  89148
                        Telephone:  (702) 575-4816

April 14, 2008

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 4561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Hugh Fuller

Re:  Monster Offers
     Amendment No. 2 to a Form SB-2 on Form S-1/A
     Filed on March 7, 2008
     File No. 333-148686

Dear Mr. Fuller:

On behalf of Monster Offers (the "Company"), we are transmitting for filing Amendment No. 3 (the "Amendment") to the Form SB-2 Registration Statement on Form S-1/A, File No. 333-148686 (the "Registration Statement"). The Amendment is being filed in response to comments received from the staff (the "Staff") of the U. S. Securities and Exchange Commission by letter, dated March 18, 2008, with respect to the Registration.


General
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1.  We are not able to concur with your view that the distribution of shares in connection with the spin-off of Monster Offers from Tropical PC was done in accordance with the terms of Staff Legal Bulletin No. 4 (CF). Given the $5,000 payment to Tropical PC by Monster Offers as consideration for the spin-off, it appears the shares were transferred for value. Please consider the Securities Act implications of the unregistered spin-off of Monster Offers shares and revise your disclosure as appropriate.

Response: We respectfully note the Staff's comment. Upon receipt of your comment letter, we spent considerable time researching other fully reporting companies who faced the same problem and how they resolved this problem to the satisfaction of the SEC. In order to address your concern of Securities Act implications of unregistered spin-off shares of Monster Offers we revised our disclosure by adding the following risk factor (Risk Factor number 28) to our Registration Statement.


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Possibility of Contingent Liability and SEC Violation

The board of directors of Tropical PC determined to separate its technology based Internet media and marketing businesses by means of a spin off of its Monster Offers subsidiary to the Tropical PC shareholders. To accomplish the spin off, Tropical PC declared a stock dividend effective at the end of business on December 31, 2007 and this stock would not be distributed until the effectiveness of spin-off subsidiary's Registration Statement, consisting of 7,710,000 shares of common stock, to Tropical PC stockholders on a pro rata basis. We filed a registration statement on Form SB-2 on Form S/1 with the intent of complying with safe harbor provisions of Staff Legal Bulletin No. 4. Although we intended to follow steps necessary for reliance on the safe harbor, we failed to follow the appropriate steps. This activity represented a technical violation of federal securities laws. There is a possibility that the recipients could theoretically attempt to rescind their receipt of securities and the U. S. Securities and Exchange Commission could find that Monster Offers made a distribution of securities in violation of
Section 5. The management of the Company has filed a revised SB-2 on Form S/1-A to comply with the intent of Staff Legal Bulletin No. 4, if not the technical requirements, and will not commence seeking a market for our common stock until the Registration Statement has cleared all comments from the
U. S. Securities and Exchange Commission.



Mr. Fuller, we want to thank you for your help and guidance throughout this comment process. We appreciate the time you have spent reviewing our Registration Statement. If we do not hear from you in the next week, we plan to request a notice of effectiveness for this Registration Statement.


Respectfully yours,

Monster Offers

By:   /s/ Nate Kaup
---------------------------------
          Nate Kaup
          Chief Executive Officer

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